FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F     __X__          Form 40-F___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Preliminary Fourth Quarter Results, Exceeding Revenue and Earnings Projections, Dated January 8, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    RADWARE LTD.


Date: January 9, 2003                               By: /s/ Meir Moshe
                                                        -----------------------
                                                        Meir Moshe
                                                        Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number        Description of Exhibit

10.1 Press Release: Radware Announces Preliminary Fourth Quarter Results, Exceeding Revenue and Earnings Projections, Dated January 8, 2003.

                                  EXHIBIT 10.1


Contacts:
Meir Moshe, Chief Financial Officer, Radware Ltd; 011-972-3-7668610 or meirm@radware.com
Investor Relations: Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Announces Preliminary Fourth Quarter Results, Exceeding Revenue and Earnings Projections
Anticipates record sales for 2002 and return to profitability


Mahwah, NJ, January 8, 2003 -- Radware (NASDAQ; RDWR) the leading provider of intelligent Application Switching, ensuring availability, performance and the integrity of networked applications across the enterprise, today announced preliminary revenue and earnings results for the fourth quarter of 2002. Radware anticipates that revenue and earnings for fourth quarter 2002 will exceed revenue and earnings projections. Company revenues are expected to be $12 million, bringing Radware's annual sales to a record of approximately $44 million. Based on this estimated revenue, Radware anticipates going back to profitability this quarter, with anticipated earnings per share of 3 cents.

Radware cautions that these results are preliminary, based on the information currently available, and are subject to the final closing of its books and customary accounting policies and adjustments.

The final results for the fourth quarter and year-end 2002 will be reported in the Company's quarterly earnings release, on February 3rd, 2003.


"Our preliminary results for the fourth quarter continue the same trend we experienced throughout 2002 of sequential growth and gain in market share," stated Roy Zisapel, President and CEO of Radware. "We continue to see strong demand and potential for our application switching solutions as customers worldwide rely on Radware to ensure availability and optimize the performance of their mission critical applications."



About Radware
 Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director
 (CSD), FireProof, Content Inspection Director (CID), LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com


                                       ###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, application of US Generally Accepted Accounting Principles to the preliminary results reported, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.